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                           FACILITIES MANAGEMENT AND
                         TRANSITION SERVICES AGREEMENT


    This FACILITIES MANAGEMENT AND TRANSITION SERVICES AGREEMENT (this "Agreement") is made as of this 4th day of August, 1997 between AlliedSignal Inc., a Delaware corporation operating through its Aerospace Equipment Systems Business Unit ("Seller"), and EFTC Corporation, a Colorado corporation ("Purchaser").

    WHEREAS, pursuant to that certain Master Agreement Regarding Asset Purchase and Related Transactions dated July 15, 1997 (the "Master Agreement") between AlliedSignal Avionics Inc., a Kansas corporation, Seller and Purchaser, Purchaser has hired certain persons formerly employed by Seller in its business of manufacturing electronic assemblies for use in aerospace applications (the "Business"); capitalized terms used herein without definition shall have the meanings ascribed thereto in the Master Agreement; and

    WHEREAS, Purchaser has agreed to purchase from Seller pursuant to the Master Agreement certain inventory and equipment used in the Business, such acquisition to be effective upon the AES Asset Transfer Date;

    WHEREAS, in order to permit Purchaser a period of time in which to establish its own facility for the operation of the Business at the AES Asset Transfer Date, and to permit Seller to continue to receive production of electronic assemblies until such facility is operational, Seller and Purchaser have agreed to enter into a special transition period arrangement for Purchaser to provide certain services to Seller relating to the production of electronic assemblies for Purchaser's account;

    WHEREAS, the parties intend that AlliedSignal will own and provide to Purchaser the means of production of electronic assemblies (space, equipment, components), except labor and its supervision ("Means of Production") such that Purchaser shall be able to perform services hereunder;

    WHEREAS, the parties further intend that Purchaser will take such means of production, apply supervised labor, and manufacture electronic assemblies per Seller's schedule and specifications.

    WHEREAS, Seller and Purchaser desire to foster the smooth operation of the Business prior to the AES Asset Transfer Date and the establishment by Purchaser of a facility in which to manufacture electronic assemblies for use in aerospace applications after the AES Asset Transfer Date; accordingly, Seller has agreed to provide certain transition services to Purchaser pursuant to this Agreement; and
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    WHEREAS, Seller has agreed to permit Purchaser to use on a non-exclusive basis a portion of Seller's facility pursuant to that certain Premises License Agreement entered into between Seller and Purchaser dated as of the date hereof (the "Premises License Agreement").

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.  FACILITIES MANAGEMENT AND OPERATION PROVIDED BY PURCHASER

    1.1 Purpose. Purchaser shall provide the personnel and management services necessary to manufacture electronic assemblies within Seller's facility licensed to Purchaser pursuant to the Premises License Agreement using the equipment specified in Exhibit B1.1.1 to the Master Agreement and the inventory and component parts provided by Seller in accordance with Seller's specifications. To that end, Purchaser is to provide the personnel to perform the manufacturing services required by Seller, all as specified in Seller's production schedules communicated to Purchaser from time to time by Seller.
The operations management and operation services to be provided by Purchaser to Seller hereunder are referred to herein as the "Management Services." The aggregate staffing levels of Purchaser engaged in the Management Services will be subject to mutual agreement by the parties and are intended to be consistent with the historical staffing levels of the Business.

    1.2 Engagement of Purchaser by Seller. Purchaser shall provide the Management Services as contemplated by Section 1.1 that are necessary to conduct the Business and to produce electronic assemblies pursuant to Seller's production schedules communicated to Purchaser from time to time by Seller during the period from the date hereof until the AES Asset Transfer Date (the "Transition Period") in accordance with the terms of this Agreement.

    1.3 Compensation for Management Services. Seller shall pay Purchaser for the Management Services during the Transition Period as follows:

             1.3.1 Subject to the other provisions of this Section 1.3.1, the total amount payable by Seller to Purchaser with respect to each payroll period during the Transition Period shall be equal to the amount paid for direct and indirect compensation (wages, salaries and benefits) by Purchaser for its employees (including temporary employees) performing Management Services, plus ten percent (10%) of such amount paid. For the purpose of this Section Purchaser's benefits shall be deemed to be eighteen percent (18%) of base pay for indirect employees and twenty-two percent (22%) of base pay for direct employees. In the case of sub-contracted staffing the amount payable by Seller shall be equal to the lesser of (i) the amount paid by Purchaser to the subcontractor for such staffing or (ii) the amount paid by Seller prior to the date hereof for comparable staffing, in each case plus ten percent (10%).




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             1.3.2   Purchaser shall invoice Seller the amount payable under
Section 1.3.1 on a bi-weekly basis, payable within fifteen (15) days from Seller's receipt of the invoice, or the parties may mutually agree upon an alternate arrangement.

             1.3.3 Purchaser agrees to use its best efforts to effect, during the term hereof, a change in the ratio of subcontracted employees to permanent employees from its current ratio of approximately 55/45, respectively, to a ratio of 25/75, respectively.

    1.4 Term. Purchaser's obligation to provide Management Services and Seller's obligation to provide Means of Production shall commence on the date of the closing of the transactions contemplated by the Master Agreement and shall continue until the AES Asset Transfer Date. Purchaser shall not use the Means of Production for any purpose other than as contemplated in this Agreement.

    1.5 Employee Transfer. From time to time prior to the Asset Transfer Date, but in no event later than fifteen (15) business days prior to the Asset Transfer Date, Seller may notify Purchaser of up to ten (10) employees who indirectly support the Business at the AES Facility whose services are no longer needed by Seller. Purchaser shall make offers of employment to such persons within five (5) business days of notification. Such offers and Purchaser's employment of such individuals shall be effected in a manner otherwise consistent with the terms of Article 6 of the Master Agreement except that all references to the "Closing Date" shall be deemed to be references to the affected employee's start date.

2.  TRANSITION SERVICES

    2.1 Pre-Asset Transfer Date Services. Seller and Purchaser understand that Purchaser may request that Seller use its best efforts to duplicate certain business systems of Seller prior to the AES Asset Transfer Date. Accordingly, Seller agrees that it will provide to Purchaser upon request the services described on Schedule A hereto (such services being hereinafter referred to individually as a "Pre-Asset Transfer Date Service" and collectively as the "Pre-Asset Transfer Date Services"). Purchaser's use of Pre-Asset Transfer Date Services shall be solely for purposes related to Purchaser's preparation to conduct manufacturing operations using the employees hired and equipment and inventory acquired from Seller pursuant to the Master Agreement as of





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the AES Asset Transfer Date.  Seller will provide Pre-Asset Transfer Date
Services to Purchaser pursuant to this Agreement until the AES Asset Transfer Date. The terms of this Section shall not apply to services for which related employees or equipment have been transferred to Purchaser pursuant to the terms of the Master Agreement.

    2.2 Plan of Transition. Within thirty (30) days after the date of this Agreement, Purchaser shall provide Seller with a detailed plan of Purchaser's actions required to complete the transition from the Premises to Purchaser's facility.

    2.3 Other Transition Services. Commencing on the AES Asset Transfer Date, Seller will provide to Purchaser upon request the services described in Schedule B of this Agreement (such services being hereinafter referred to individually as a "Transition Service" and collectively as "Transition Services"). Purchaser's use of Transition Services shall be solely for purposes related to Purchaser's conduct of manufacturing operations using the employees hired and equipment and inventory acquired from Seller pursuant to the Master Agreement. Purchaser's acknowledges that Seller's ability to provide Transition Services may be impaired and limited by Purchaser's hiring of Seller's former workforce. Therefore, the terms of this Section shall not apply to services for which related employees or equipment have been transferred to Purchaser pursuant to the terms of the Master Agreement.

    2.4 Term for Transition Services. Seller shall not be required to provide Transition Services to Purchaser in an amount exceeding the limitations set forth on Schedule B over a maximum period of ninety (90) days.

    2.5 Special Requests. Seller and Purchaser have, by this Agreement, attempted to provide for all services and facilities which may reasonably be required by Purchaser to operate the Business during a transitional period commencing on the date hereof. However, Seller and Purchaser acknowledge that one or more services historically provided by Seller to the Business may have been inadvertently omitted from this Agreement. Accordingly, if at any time during the Transition Period Purchaser reasonably requires a service not covered by this Agreement in order to operate the Business as it was operated immediately prior to the AES Asset Transfer Date, then Purchaser may request Seller to provide such service. In no event shall the term for any such Additional Service extend beyond three (3) months after the AES Transfer Date. The request shall be in writing and shall specify in reasonable detail the nature of the service required and the duration of the requirement. The terms of this Section shall not apply to services for which related employees or equipment have been transferred to Purchaser pursuant to the terms of the Master Agreement. If the requested service is a service that Seller provided to the Business prior to the Closing, then Seller shall in good faith consider whether to provide the service to Purchaser for a charge equal to Seller's cost of providing the service plus ten percent (10%). If the requested service is not a service that Seller provided to the Business prior to the date hereof, then Seller may, in its sole discretion, either offer to provide the service for a





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specified charge or decline to provide the service.  Services provided by
Seller pursuant to this Section shall be referred to herein as "Additional Services." Seller shall bill Purchaser for Additional Service and services not included on Schedule D ("Billable Services") on a monthly basis.

    2.6 Invoicing. Seller shall bill Purchaser for Additional Service and services not included on Schedule B ("Billable Services") on a monthly basis. Invoices for Billable Services shall be payable net forty five (45) days from Purchaser's receipt of invoice.

3.  STANDARD OF CARE

    Seller and Purchaser each will use the same degree of care in providing services to the other hereunder as it uses in performing the same or similar services on its own behalf.

4.  DISPUTE RESOLUTION

    4.1 Arbitration. Any controversy, claim or dispute arising out of or relating to this Agreement or the transactions contemplated hereby or the breach, termination, enforcement, interpretation or validity hereof, including the determination of the scope or applicability of this agreement to arbitrate (collectively "Dispute"), shall be determined by arbitration in Phoenix, Arizona before a sole arbitrator. The following shall apply to any such arbitration:

             4.1.1. The arbitration shall be administered by the American Arbitration Association ("AAA") pursuant to its Commercial Rules and Supplementary Procedures for Large, Complex Disputes.

             4.1.2 The arbitrator shall not be an officer, employee, director or affiliate of any party hereto or of its affiliates. If the parties are unable to agree on an arbitrator within 30 days of the filing of the Demand for Arbitration, an arbitrator shall be selected pursuant to the rules and procedures of the AAA.

             4.1.3 Any party may seek from any court interim or provisional relief that is necessary to protect the rights or property of that party, pending the appointment of the arbitrator or pending the arbitrator's determination of the merits of the controversy.

             4.1.4 The parties shall bear their own costs and expenses, including attorneys' fees, but the arbitrator may, in the award, allocate all of the administrative costs of the arbitration (and mediation, if applicable), including the fees of the arbitrator and mediator, against the party who did not prevail.





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             4.1.5   The arbitration award shall be in writing and shall
specify the factual and legal bases for the award. Judgment on the award may be entered in any court having jurisdiction.

5.  LIABILITY

    5.1 Indemnification. Each party hereto shall indemnify, defend and hold the other party, its officers, directors, employees, agents and affiliated entities, harmless from and against any and all claims, suits, liabilities and expenses related to or arising from its negligence or willful misconduct. The terms and conditions of this Section 5 shall survive the expiration or earlier termination of this Agreement.

    5.2 Consequential and Other Damages. Neither party shall be liable, whether in contract, in tort (including negligence and strict liability), or otherwise, for any special, indirect, incidental or consequential damages whatsoever, including, but not limited to, loss of profits or revenue, business interruptions, costs of capital and claims of customers which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or the provision of or failure to provide any Service hereunder.
The terms of this Section shall not apply in the event of the willful misconduct of either party.

    5.3 Acknowledgment. The services provided under this Agreement are intended to facilitate Purchaser's transition activities for a limited period of time post-closing. Nothing contained in this Agreement shall be construed as a guaranty to Purchaser of results or profitability; Purchaser assumes the risk of the operation of the Business.

    5.4 Conflict with Premises License Agreement. If any interpretation or effect of this Section 5 could reasonably be viewed as contradicting the interpretation or effect of Section 7.5 of the Premises License Agreement, the terms of the Premises License Agreement shall control.

6.  ACCESS TO PREMISES

    6.1 The Premises of the Business. Seller shall at all times during the term of this Agreement have the right to access and use the premises of the Business, subject to Purchaser's reasonable control, for any purposes connected with the delivery of Services hereunder during the Term and subject to the terms of the Premises License Agreement.

    6.2 The Premises of Seller. Employees of Purchaser shall have access to Seller's facilities pursuant to the terms and conditions of the Premises License Agreement.

7.  MISCELLANEOUS





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    7.1      Notices. Notices under this Agreement shall be in writing and sent by confirmed facsimile, personal delivery or overnight delivery service to the addresses specified in or pursuant to the terms of the Master Agreement and shall be effective as specified in the Master Agreement.

    7.2 Entire Agreement. This Agreement, the Master Agreement and the Premises License Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior communications, representations, agreements and understandings between the parties hereto, whether oral or written.

    7.3 Headings. The headings herein used are for convenience purposes only and shall not be used to construe the meaning of this Agreement in any respect.

    7.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original instrument and all of which together shall constitute the same instrument.

    7.5 Construction. When the context so requires, references herein to the singular number include the plural and vice versa and pronouns in the masculine or neuter gender include the feminine. The headings contained in this Agreement and the Schedules hereto are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

    7.6 Assignment. This Agreement, and all rights and obligations hereunder, shall not be assignable by any party in whole or in part, except that (a) either party may assign this Agreement and its rights and obligations hereunder with the other party's prior written consent, (b) either party may assign this Agreement without the prior written consent of the other party to a subsidiary, parent or affiliated entity, (c) Seller may perform any of the services required hereunder through a subsidiary or affiliate of Seller without the prior written consent of Purchaser, and (d) Seller may subcontract any of the services required of it hereunder to any party Seller contracts with for services for its own account now or in the future without the prior written consent of Purchaser. For any such assignment, Purchaser or Seller, as the case may be, shall remain obligated hereunder unless the other party shall consent otherwise. Any purported assignment inconsistent with this Section 7.6 shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

    7.7 Amendment. This Agreement may be amended only by written agreement duly executed by representatives of both the parties hereto.

    7.8 Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, disregarding its conflicts of laws principles which may require the application of the laws of another jurisdiction.





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    7.9      No Third Party Rights.  This Agreement is not intended and shall not be construed to create any rights in any parties other than Seller and Purchaser and no other person shall assert any rights as a third party beneficiary hereunder.

    7.10 Schedules. The Schedules attached hereto are incorporated into this Agreement and shall be deemed a part hereof as is set forth herein in full. References to "this Agreement" and the words "herein", "hereof", and words of similar import refer to this Agreement (including the Schedules) as an entirety.

    7.11 Waivers. Any waiver of rights hereunder must be set forth in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party's rights at any time to enforce strict compliance thereafter with every term and condition of this Agreement.

    7.12 Independent Contractor. The parties intend to create an independent contractor relationship and nothing contained in this Agreement shall be construed to make either Seller or Purchaser a partner, joint venturer, principal, agent or employee of the other. Neither party shall have any right, power or authority, express or implied, to bind the other.

    7.13 Force Majeure. If a party is unable to meet its obligations under this Agreement as a result of flood, earthquake, storm, other act of God, fire, strike, war, riot, embargo, act of government or governmental agency or any other similar cause beyond the reasonable control of such party ("Force Majeure"), the obligations of the parties hereto shall be suspended for the duration of the Force Majeure. The party claiming Force Majeure shall, within five (5) days from the date of disability, excluding Saturdays, Sundays and holidays, notify the other party of the existence of a Force Majeure condition and will similarly notify the other party within a period of five (5) days, excluding Saturdays, Sundays and holidays, when the Force Majeure has ended.





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    IN WITNESS WHEREOF, Seller and Purchaser have duly executed and delivered this Agreement as of the date first written above.

                                      ALLIEDSIGNAL, INC., a Delaware
                                      corporation, operating through its
                                      Aerospace Equipment Systems Business Unit



                                      By:      /s/ Terrance Carlson
                                               --------------------
                                      Title:   Associate General Counsel and
                                               Assistant Secretary


                                      EFTC CORPORATION,
                                      a Colorado corporation



                                      By:      /s/ Stuart Fuhlendorf
                                               ---------------------
                                      Title:   Chief Financial Officer





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                                   SCHEDULE A
                        PRE ASSET TRANSFER DATE SERVICES





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                                   SCHEDULE B
                              TRANSITION SERVICES





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                    FIRST AMENDMENT TO FACILITIES MANAGEMENT
                       AND TRANSITION SERVICES AGREEMENT


         This First Amendment ("Amendment") dated as of July 31, 1997 is entered into with respect to that certain Facilities Management and Transition Services Agreement dated August 4, 1997 (the "Agreement") entered into and between AlliedSignal Inc., a Delaware corporation operating through its Aerospace Equipment Systems Business Unit ("AES"), and EFTC Corporation, a Colorado corporation (EFTC").

         The parties hereby agree to amend the Agreement in the manner set forth in Exhibit A, attached hereto and incorporated herein. This Agreement shall not otherwise change, amend, limit or affect any other provision of the Agreement, which shall continue in full force and effect.


                               AlliedSignal Inc., a Delaware corporation operating through its
                               Aerospace Equipment Systems Business Unit

                               By:      /s/ John DeRusso
                                        ----------------
                                        John DeRusso
                               Title:   Material Program Manager

                               EFTC Corporation,
                               a Colorado corporation

                               By:      /s/ Brian White
                                        ---------------
                               Title:   Treasurer

                                   EXHIBIT A
                       AMENDMENT TO FACILITIES MANAGEMENT
                       AND TRANSITION SERVICES AGREEMENT

                                 (See Attached)
percent (18%) of base pay for indirect employees and twenty-two percent (22%) of base pay for direct employees. In the case of sub- contracted staffing the amount payable by Seller shall be equal to the lesser of (i) the amount paid by Purchaser to the subcontractor for such staffing or (ii) the amount paid by Seller prior to the date hereof for comparable staffing, in each case plus ten percent (10%).

                 1.3.2 Purchaser shall invoice Seller the amount payable under Section 1.3.1 on a bi-weekly basis, payable within fifteen (15) days from Seller's receipt of the invoice, or the parties may mutually agree upon an alternate arrangement.

                 1.3.3 Purchaser agrees to use its best efforts to effect, during the term hereof, a change in the ratio of subcontracted employees to permit employees from its current ratio of approximately 55/45, respectively, to a ratio of 25/75, respectively.

         1.4 Term. Purchaser's obligation to provide Management Services and Seller's obligation to provide Means of Production shall commence on the date of the closing of the transactions contemplated by the Master Agreement and shall continue until the AES Asset Transfer Date. Purchaser shall not use the Means of Production for any purpose other than as contemplated in this Agreement.

         1.5 Employee Transfer. From time to time prior to the Asset Transfer Date, but in no event later than fifteen (15) business days prior to the Asset Transfer Date, Seller may notify Purchaser of up to ten (10) employees who indirectly support the Business at the AES Facility whose services are no longer needed by Seller. Purchaser shall make offers of employment to such persons within five (5) business days of notification. Such offers and Purchaser's employment of such individuals shall be effected in a manner otherwise consistent with the terms of Article 6 of the Master Agreement except that all references to the "Closing Date" shall be deemed to be references to the affected employee's start date.

2.       TRANSITION SERVICES

         2.1 Pre-Asset Transfer Date Services. Seller and Purchaser understand that Purchaser may request that Seller use its best efforts to duplicate certain business systems of Seller prior to the AES Asset Transfer Date. Accordingly, Seller agrees that it will provide to Purchaser upon request the services described on Schedule A hereto (such services being hereinafter referred to individually as a "Pre-Asset Transfer Date Service" and collectively as the "Pre-Asset Transfer Date Services"). Purchaser's use of Pre-Asset Transfer Date Services shall be solely for purposes related to Purchaser's